                                                FILED PURSUANT TO RULE 424(b)(1)
                                                UNDER THE SECURITIES ACT OF 1933
                                                      REGISTRATION NO. 333-34018

PROSPECTUS

                                 103,000 SHARES

                             PATTERSON ENERGY, INC.

                                  COMMON STOCK


         This prospectus relates to 103,000 shares of Patterson that may be offered for sale or otherwise transferred from time to time by three of our stockholders. See "Selling Stockholders." Of the total 103,000 shares, 53,000 shares are currently outstanding and the remaining 50,000 shares are issuable upon the exercise of a stock option previously granted by Patterson. We have agreed to pay all fees and expenses incident to this offering.

         The common stock is traded on the Nasdaq National Market under the symbol "PTEN." On April 11, 2000 the closing sales prices of our common stock was $27.875 per share.

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         Prospective purchasers of the common stock should consider carefully the matters set forth under "Risk Factors" beginning on page 5.

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         The Securities and Exchange Commission and State Securities regulators have not approved or disapproved these shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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         The selling stockholders may offer these shares from time to time to purchasers directly or through agents, brokers or dealers. The shares may be sold at market prices prevailing at the time of sale or at negotiated prices. The agents, brokers or dealers through whom sales are made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and any amounts received by them in exchange for their services in connection with such sales may be deemed to be underwriting commissions. See "Plan of Distribution."







                                 April 12, 2000

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

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                                TABLE OF CONTENTS

                                                                      Page
                                                                      ----
         Forward Looking Statements....................................2
         Incorporation of Certain Documents by Reference...............3
         Patterson.....................................................4
         Risk Factors..................................................5
         Use of Proceeds..............................................10
         Dividend Policy..............................................10
         Selling Stockholders.........................................10
         Description of Capital Stock.................................10
         Plan of Distribution.........................................13
         Legal Matters................................................13
         Experts......................................................13
         Where You Can Find More Information..........................14


                           FORWARD LOOKING STATEMENTS

         Some statements contained in this prospectus, any accompanying prospectus supplement, and the documents incorporated by reference are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, statements relating to the drilling and completion of wells, well operations, utilization rates of drilling rigs, oil and natural gas prices, reserve estimates (including related future net revenue and present value estimates), business strategies and other plans and objectives of our management for future operations and activities and other such matters. The words "believes," "budgeted," "plan," "plans," "estimates," "expects," "intends," "strategy," "project," "will," "could," "may" and similar expressions identify forward-looking statements. Actual results could differ materially from those expressed in the forward-looking statements. Factors that could cause such a difference include:

     -    Swings in oil and natural gas prices;

     -    Swings in demand for contract drilling services;

     -    Shortages of drill pipe and other drilling equipment;

     -    Shortages of qualified drilling personnel;

     -    Effects of competition from other drilling contractors;

     -    Occurrence of operating hazards and uninsured losses; and

     - Governmental regulation, among others described under "Risk Factors" below.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately by us with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

         This prospectus includes by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document. They contain important information about our company and its financial condition.

         (1) Patterson's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed with the SEC on March 30, 1999;

         (2) The description of Patterson's common stock contained in the Registration Statement on Form 8-A filed with the SEC on November 2, 1993.

         (3) The description of Patterson's preference stock purchase rights contained in the Registration Statement on Form 8-A filed with the SEC on January 14, 1997.

         We incorporate by reference additional documents that we may file with the SEC under Section 13(a), 15(c), 14 or 14(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of this offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

         You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                            Jonathan D. (Jody) Nelson
                             Chief Financial Officer
                             Patterson Energy, Inc.
                               4510 Lamesa Highway
                                  P.O. Box 1416
                               Snyder, Texas 79550
                                 (915) 573-1104

         We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the Securities offered by this document is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies.

                                    PATTERSON

         Patterson is one of the leading providers of domestic land drilling services to major and independent oil and natural gas companies. Formed in 1978 and reincorporated in 1993 as a Delaware corporation, Patterson conducts operations in Texas, New Mexico, Oklahoma, Louisiana and Utah. We currently have a drilling fleet of 123 rigs, 118 of which are currently operable and have transactions pending to purchase an additional eight drilling rigs. We are also engaged in the development, exploration, acquisition and production of oil and natural gas and provide contract drilling fluid services to other oil and natural gas operators.

         The Company has established a reputation for reliable, high quality drilling equipment and well-trained crews. We continually seek to modify and upgrade our equipment to maximize the performance and capabilities of our drilling rig fleet, which we believe provides us with a competitive advantage. Additionally, we have the in-house capability to design, manufacture, repair and modify our drilling rigs. Of our drilling rigs, 67 are capable of drilling to depths of 12,000 feet and greater, including 25 that are capable of drilling to 15,000 feet and greater. During 1999, we drilled 842 wells for 189 non-affiliated customers maintaining an average utilization rate of 45%.

         Our oil and natural gas activities are designed to complement our land drilling operations and diversify our overall business strategy. These activities are primarily focused in mature producing regions in the Austin Chalk Trend, the Permian Basin and South Texas. Oil and natural gas operations comprised approximately 6% of our consolidated operating revenues for 1999. At December 31, 1999, our proved developed reserves were approximately 1.9 million BOE and had a present value (discounted at 10% before income taxes) of estimated future net revenues of approximately $17.2 million.

         Our drilling fluid services are provided to operators of oil and gas wells located in our areas of operation. Operating revenues derived from these activities constituted approximately 8% of Patterson's consolidated operating revenues for 1999. We believe that these services integrate well with our other core operating activities. The drilling fluid operations were added during 1998 with our acquisition of Lone Star Mud, Inc., during January and Tejas Drilling Fluids, Inc. in September.

         Our headquarters are located at 4510 Lamesa Highway, Snyder, Texas, and our telephone number at that address is (915) 573-1104. We also have small offices in Austin, Houston, Midland, San Angelo, LaGrange, Kilgore and Corpus Christi, Texas and Oklahoma City, Oklahoma and Hobbs, New Mexico and Vernal, Utah, and 12 yard facilities variously located in our areas of operations.

         You can obtain additional information about us in the reports and other documents incorporated by reference in this prospectus. See "Incorporation of Certain Documents by Reference" and "Where You Can Find More Information."

                                  RISK FACTORS

         Ownership of shares of Patterson common stock involves certain risks. In determining whether to purchase shares, you should carefully consider the following risk factors and other information contained in or incorporated by reference in this prospectus or in any applicable prospectus supplement.

         RISKS RELATED TO PATTERSON'S BUSINESS GENERALLY

PATTERSON IS DEPENDENT ON THE OIL AND NATURAL GAS INDUSTRY AND MARKET PRICES FOR OIL AND NATURAL GAS. DECLINES IN OIL AND NATURAL GAS PRICES HAVE ADVERSELY AFFECTED PATTERSON'S OPERATIONS.

         Patterson's revenue, profitability and rate of growth are substantially dependent upon prevailing prices for oil and natural gas. In recent years, oil and natural gas prices and, therefore, the level of drilling, exploration, development and production, have been extremely volatile. Prices are affected by market supply and demand factors as well as international military, political and economic conditions and the ability of the Organization of Petroleum Exporting Countries to set and maintain production and prices. All of these factors are beyond our control. Low level commodity prices beginning in the fourth quarter of 1997 and continuing into mid-1999 have materially adversely affected our operations. We expect oil and natural gas prices to continue to be volatile and to effect our financial condition and operations and ability to access sources of capital.

INDUSTRY CONDITIONS FOR CONTRACT DRILLING SERVICES HAVE BEEN POOR FOR MUCH OF THE TIME SINCE MID-1982.

         The contract drilling business experienced increased demand for drilling services from 1995 through the third quarter of 1997 due to stronger oil and natural gas prices. However, except for that period and other occasional upturns, the market for onshore contract drilling services has generally been depressed since mid-1982. Since this time and except during the occasional upturns, there have been substantially more drilling rigs available than necessary to meet demand in most operating and geographic segments of the domestic drilling industry. As a result, drilling contractors have had difficulty sustaining profit margins.

         In addition to adverse effects that future declines in demand could have on Patterson, ongoing movement of drilling rigs from region to region or reactivation of onshore drilling rigs or new construction of drilling rigs could adversely effect utilization rates and pricing, even in an environment of stronger oil and natural gas prices and increased drilling activity. We cannot predict either the future level of demand for our contract drilling services or future conditions in the contract drilling business. Notwithstanding the significant improvement in oil and natural gas prices since mid-1999, the demand for contract drilling services, although improving, remains relatively weak. There can be no assurance that the demand for contract drilling services will increase proportionally with the current higher prices or of the duration of the higher commodity prices.

SHORTAGES OF DRILL PIPE AND OTHER DRILLING EQUIPMENT COULD ADVERSELY AFFECT PATTERSON'S DRILLING OPERATIONS.

         The increase in domestic drilling demand from mid-1995 through the third quarter of 1997 and related increase in contract drilling activity resulted in a shortage of drill pipe in the industry. This shortage caused the price of drill pipe to increase significantly and required that orders for new drill pipe be placed at least one year in advance. The price increase and delay in delivery of drill pipe caused Patterson to substantially increase capital expenditures in its contract drilling segment. Notwithstanding the recent increase in demand for contract drilling services, the Company has not experienced a drill pipe shortage, due in part to a long term drill pipe supply contract at a fixed price. This contract expires in November 2000. Severe problems associated with drill pipe shortages could reoccur upon the expiration of the supply contract and/or additional increases in demand for drilling services. Additionally, further increases in demand for drilling services could cause shortages in other drilling rig parts. Severe shortages could impair Patterson's ability to obtain the equipment required for its contract drilling operations.

THE CONTRACT DRILLING INDUSTRY IN WHICH PATTERSON OPERATES IS HIGHLY
COMPETITIVE.

         The inability to compete effectively in the contract drilling industry would adversely impact Patterson's operations. Price is generally the most important competitive factor. Other competitive factors include the availability of drilling equipment and experienced personnel at or near the time and place required by customers, the reputation of the drilling contractor and its relationship with existing customers. We believe that we compete favorably with respect to all of these factors. Competition is usually on a regional basis, although drilling rigs are mobile and can be moved from one region to another in response to increased demand. An oversupply of drilling rigs in any region may result. Demand for land drilling equipment is also dependent on the exploration and development budgets of oil and natural gas companies, which are in turn influenced primarily by the financial condition of such companies, by general economic conditions, by prices of oil and natural gas, and from time to time political considerations and policies. It is not practical to estimate the number of contract drilling competitors of Patterson, some of which have substantially greater resources than Patterson. Also, in recent years, many drilling companies have consolidated or merged with other companies. Although this consolidation has decreased the total number of competitors, Patterson believes the competition for drilling services will continue to be intense.

         There is also substantial competition for the acquisition of oil and natural gas leases suitable for exploration and for the hiring of experienced personnel. Patterson's competitors in the exploration, development and production segment of its operations include major integrated oil and natural gas companies, numerous independent oil and natural gas companies, drilling and production purchase programs and individual producers and operators. Patterson's ability to increase its holdings of oil and natural gas reserves in the future is directly dependent upon its ability to select, acquire and develop suitable prospects in competition with those companies. Many competitors have financial resources, staff, facilities and other resources significantly greater than those of Patterson.

LABOR SHORTAGES ARE ADVERSELY AFFECTING PATTERSON'S DRILLING OPERATIONS.

         The increase in domestic drilling demand from mid-1995 through the third quarter of 1997 and related increase in contract drilling activity caused a shortage of qualified drilling rig personnel in the industry. This increase adversely impaired our ability to attract and retain sufficient qualified personnel and to market and operate our drilling rigs. Further, the labor shortages resulted in wage increases, which impacted our operating margins. The return to higher demand levels in the contract drilling industry has reinstated the problems associated with labor shortages. Of particular concern to us is that these problems are more severe than those previously experienced by Patterson and were reinstated at a much lower rig utilization rate than experienced in the past. These labor shortages are adversely effecting Patterson's operations. They are impeding Patterson's ability to place additional drilling rigs into operation and are causing delays in the drilling of new wells for Patterson customers.

PATTERSON HAS SIGNIFICANT BORROWINGS; FAILURE TO REPAY COULD RESULT IN FORECLOSURE ON DRILLING RIGS.

         Patterson has a $60 million credit facility with an outstanding principal balance of $59.4 million at March 31, 2000. All of Patterson's drilling assets are pledged as collateral on the facility. The loan is payable in monthly payments of interest only until February 2001, at which time the loan will convert to a term loan with a 60-month principal and interest amortization. A decline in general economic conditions in the oil and gas industry could adversely affect Patterson's ability to repay the loan. Failure to repay could, at the lender's election, result in acceleration of the maturity date of the loan and foreclosure on the drilling assets. Additionally, the loan agreement contains a number of covenants, including financial covenants, the failure of which to satisfy could also cause acceleration of the maturity date and require immediate repayment.

CONTINUED GROWTH THROUGH RIG ACQUISITIONS IS NOT ASSURED.

         Patterson substantially increased its drilling rig fleet over the four-year period ending in the first quarter of 1998 through strategic acquisitions. Although the land drilling industry has experienced significant consolidation over the past couple of years, Patterson believes that significant acquisition opportunities are still available. However, there can be no assurance that suitable acquisitions can be found. We are likely to continue to face intense competition from other companies for available acquisition opportunities.

         There can be no assurance that Patterson will have sufficient capital resources to complete acquisitions, that acquisitions can be completed on terms acceptable to us or that any completed acquisition would improve Patterson's financial condition, results of operation, business or prospects in any material manner. In fact, Patterson may incur substantial indebtedness to finance future acquisitions and also may issue equity securities or convertible securities in connection with any such acquisitions. Additional debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible shares could be dilutive to our existing stockholders. Also, continued growth could strain Patterson's management, operations, employees and resources.

PATTERSON'S OPERATIONS ARE SUBJECT TO OPERATING HAZARDS AND UNINSURED RISKS.

         Contract drilling and oil and natural gas activities are subject to a number of risks and hazards. These could cause serious injury or death to persons, suspension of drilling operations, serious damage to equipment or property of others, and damage to producing formations in surrounding areas. Our operations could also cause environment damage, particularly through oil spills, gas leaks, discharges of toxic gases or extensive uncontrolled fires. In addition, we could become subject to liability for reservoir damages. The occurrence of a significant event, including pollution or environmental damage, could materially affect our operations and financial condition.

         We believe we are adequately insured or indemnified against normal and foreseeable risks in our operations in accordance with industry standards. However, such insurance or indemnification may not be adequate to protect Patterson against liability from all consequences of well disasters, extensive fire damage or damage to the environment. There is no assurance that Patterson will be able to maintain adequate insurance in the future at rates it considers reasonable or that any particular types of coverage will be available. In addition to insurance, Patterson generally seeks to obtain indemnity agreements whenever possible from its customers requiring them to hold Patterson harmless if production or reservoir damage occurs. However, even when we are successful in obtaining contractual indemnification, the customer may not maintain adequate insurance to support such indemnification.

VIOLATIONS OF ENVIRONMENTAL LAWS AND REGULATIONS COULD MATERIALLY ADVERSELY AFFECT PATTERSON'S OPERATIONS.

         Patterson's operations are subject to numerous domestic laws and regulations that relate directly or indirectly to the drilling of oil and natural gas wells, including laws and regulations controlling the discharge of materials into the environment, requiring removal and clean-up under certain circumstances, or otherwise relating to the protection of the environment. Laws and regulations protecting the environment have generally become more stringent in recent years, and may in certain circumstances impose strict liability, rendering a person liable for environmental damage without regard to negligence or to the fault on the part of such person. Such laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, or for our acts that were in compliance with all applicable laws at the time such acts were performed.

         Although we generally have been able to obtain some degree of contractual indemnification from our customers in most of our day rate drilling contracts against pollution and environmental damages, there is no assurance that Patterson will be able to enforce the indemnification in all instances, that the customer will be financially able in all cases to comply with its indemnity obligations, or that Patterson will be able to obtain such indemnification agreements in the future. No such indemnification is typically available for turnkey contracts. While we also maintain insurance coverage against certain environmental liabilities, including pollution caused by sudden and accidental oil spills, we cannot assure that we will continue to be able to secure or carry this insurance or, if Patterson were able to do so, that the coverage would be adequate to cover the liabilities.

SOME OF PATTERSON'S CONTRACT DRILLING SERVICES ARE DONE UNDER TURNKEY CONTRACTS, WHICH ARE FINANCIALLY RISKY.

         A portion of Patterson's contract drilling is done under turnkey contracts, which involve substantial risks. Under turnkey drilling contracts, Patterson contracts to drill a well to a contract depth under specified conditions for a fixed price. The risks to us under these types of drilling contracts are substantially greater than on a well drilled on a daywork basis since we assume most of the risks associated with the drilling operations generally assumed by the operator of the well in a daywork contract, including risk of blowout, machinery breakdowns and abnormal drilling conditions. Accordingly, if severe drilling problems are encountered in drilling wells under a turnkey contract, Patterson could suffer substantial losses associated with that contract. Generally, the weaker the demand for our drilling services, the higher the percentage of our turnkey contracts. For each of the years in the two-year period ended December 31, 1999, the percentage of our contract drilling revenues attributable to turnkey contracts was 12.0%, and 20.0%, respectively.

ESTIMATES OF PATTERSON'S OIL AND NATURAL GAS RESERVES ARE UNCERTAIN.

         Estimates of our proved developed reserves and future net revenues are based on engineering reports prepared by an independent petroleum engineer based upon a review of production histories and other geologic, economic, ownership and engineering data provided by Patterson. These estimates are based on several assumptions that the SEC requires oil and natural gas companies to use, including, for example, constant oil and natural gas prices. Such estimates are inherently imprecise indications of future net revenues. Actual future production, revenues, taxes, production costs and development costs may vary substantially from those assumed in the estimates. Any significant variance could materially affect the estimates. In addition, our reserves might be subject to upward or downward adjustment based on future production, results of future exploration and development, prevailing oil and natural gas prices and other factors.

                     RISKS RELATED TO PATTERSON'S OPERATIONS

THE LOSS OF SERVICES OF KEY OFFICERS COULD HURT PATTERSON'S OPERATIONS.

         Patterson is highly dependent on its executive officers and key employees. The unexpected loss of the services of any of these individuals, particularly Cloyce A. Talbott or A. Glenn Patterson, Chief Executive Officer and the President, respectively, could have a detrimental affect on Patterson. Patterson has no employment agreements with any of its executive officers. We maintain key man life insurance on the lives of Messrs. Talbott and Patterson in the amount of $3 million each.

ANTI-TAKEOVER MEASURES IN PATTERSON'S CHARTER DOCUMENTS AND UNDER STATE LAW COULD DISCOURAGE AN ACQUISITION OF PATTERSON AND THEREBY AFFECT THE RELATED PURCHASE PRICE.

         Patterson, as a Delaware corporation, is subject to the Delaware General Corporation Law, including Section 203, an anti-takeover law enacted in 1988. Patterson has also enacted certain anti-takeover measures, including a stockholders rights plan. In addition, our Board of Directors has the authority to issue up to one million shares of preferred stock and to determine the price, rights (including voting rights), conversion ratios, preferences and privileges of that stock without further vote or action by the holders of the common stock. As a result of these measures and others, potential acquirers of Patterson may find it more difficult or be discouraged from attempting to effect an acquisition transaction with us, thereby possibly depriving holders of Patterson securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to their transactions.

PATTERSON HAS PAID NO DIVIDENDS ON ITS COMMON STOCK AND HAS NO PLANS TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

         Patterson has not declared or paid cash dividends on its common stock in the past and does not expect to declare or pay any cash dividends on its common stock in the foreseeable future. The terms of our existing credit facility prohibit payment of dividends by Patterson without the prior written consent of the noteholders

PARTICIPATION BY PATTERSON DIRECTORS AND OFFICERS IN OIL AND NATURAL GAS PROSPECTS COULD CREATE CONFLICTS OF INTEREST.

         Certain of Patterson's directors and executive officers and their respective affiliates have participated and may continue to participate from time to time in oil and natural gas prospects and properties in which Patterson has an interest. Conflicts of interest may arise between such persons and Patterson as to the advisability of conducting drilling and recompletion activities on these properties. Of the 155 wells operated by Patterson at December 31, 1999, Patterson's directors, officers and/or their respective affiliates were working interest owners in approximately 143 wells.

PATTERSON BOARD MAY ISSUE PREFERRED STOCK WITH RIGHTS AND PREFERENCES ADVERSE TO COMMON STOCK.

         Patterson has a class of authorized preferred stock. Patterson's Board of Directors, without stockholder approval, may issue shares of the preferred stock with rights and preferences adverse to the voting power or other rights of the holders of common stock. Patterson has not issued any shares of preferred stock. However, as of December 31, 1999, an aggregate of 326,756 shares of preferred stock had been reserved for issuance upon exercise of the Rights described under "Description of Capital Stock - Stockholder Rights Plan," below.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of our common stock by the selling stockholders.

                                 DIVIDEND POLICY

         Patterson has not paid cash dividends on our common stock in the past and does not expect to pay any cash dividends on the common stock in the foreseeable future. We instead intend to retain our earnings to support the operations and growth of our businesses. Any future cash dividends would depend on future earnings, capital requirements, Patterson's financial condition and other factors deemed relevant by our Board of Directors. In addition, the terms of an existing credit facility prohibit payment of dividends by Patterson without the prior written consent of the noteholders.

                               SELLING STOCKHOLDERS

         The following table sets forth certain information with respect to the selling stockholders and the beneficial ownership of common stock by them before and after the offering being made hereby. The information was provided to Patterson by the selling stockholders for inclusion in this prospectus.

                                                                           Shares Being
                                                  Shares Owned             Offered in         Shares Owned
                   Name                          Before Offering           the Offering      After Offering(1)
                   ----                       ---------------------        ------------    -------------------
                                              Number        Percent                        Number     Percent
                                              ------        -------                        ------     --------
Kenneth Reynolds(2) ...................       47,324(2)         *              47,324        -0-         -0-
Gary Chappell(2) ......................        5,676(2)         *               5,676        -0-         -0-
Peter Hoffman(3) ......................       50,000(3)         *              50,000        -0-         -0-
                                             -------                          -------
               Totals..................      103,000                          103,000
                                             =======                          =======

------------------
*  Less than 1%.

(1) Assumes all Shares offered hereby are sold.

(2) These shares were issued by Patterson in March 2000 as partial consideration for the acquisition by us of the outstanding capital stock of WEK Drilling Company, Inc., a contract drilling company, based in Roswell, New Mexico. All of WEK's shares were owned by Messrs. Reynolds and Chappell. WEK owned four fully-operable drilling rigs and related equipment at the time of the acquisition.

(3) These shares underly an option granted by Patterson to Mr. Hoffman in June 1999 as partial consideration for public relations services being rendered by him to Patterson. None of these shares will be sold in this offering unless the option is first exercised and the related exercise price is paid to Patterson.

                          DESCRIPTION OF CAPITAL STOCK

         We are authorized by our Restated Certificate of Incorporation, as amended, to issue 50 million shares of common stock and one million shares of preferred stock. As of December 31, 1999, there were 32,675,678 shares of our common stock issued and outstanding and no issued and outstanding shares of our preferred stock.

COMMON STOCK

         A summary of the terms and provisions of our common stock is set forth below.

         Dividends. The holders of our common stock are entitled to receive dividends when, as and if declared by our Board out of funds legally available therefor. However, if any shares of our preferred stock are at the time outstanding, the payment of dividends on our common stock or other distributions (including Patterson repurchases of our common stock) will be subject to the declaration and payment of all cumulative dividends on our outstanding shares of preferred stock.

         Liquidation. In the event of the dissolution, liquidation or winding up of Patterson, holders of common stock will be entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Patterson's indebtedness, and the payment of the aggregate liquidation preference of the preferred stock.

         Voting. Our stockholders are entitled to one vote for each share on all matters voted on by our stockholders, including election of directors. Shares of common stock held by Patterson or any entity controlled by Patterson do not have voting rights and are not counted in determining the presence of a quorum. Our directors are elected annually. Holders of our common stock have no cumulative voting rights.

         No Other Rights. The holders of our common stock do not have any conversion, redemption or preemptive rights.

         Transfer Agent. The transfer agent for our common stock is Continental Stock Transfer & Trust Company, New York, New York.

         Listing. Shares of Patterson's outstanding common stock are traded on the Nasdaq National Market.

PREFERRED STOCK

         Our preferred stock may be issued in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof, to the extent that such are not fixed in Patterson's Restated Certificate of Incorporation, as amended, as our Board determines. The rights, preferences, limitations and restrictions on different series of preferred stock may differ with respect to:

         -    dividend rates,

         -    amounts payable on liquidation,

         -    voting rights,

         -    conversion rights,

         -    redemption provisions,

         -    sinking fund provisions, and

         -    other matters.

         Our Board may authorize the issuance of preferred stock ranking senior to our common stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, our Board is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on common stock to be effective while any shares of our preferred stock are outstanding. Our Board, without stockholder approval, can issue preferred stock with voting, conversion and other rights which could adversely affect the voting power of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Patterson. Patterson has not issued any shares of preferred stock. However, as of December 31, 1999, an aggregate of 326,756 shares of preferred stock had been reserved for issuance upon exercise of the Rights described under "-- Stockholder Rights Plan."

STOCKHOLDER RIGHTS PLAN

         In January 1997, our Board adopted a stockholder rights plan under which stockholders of record as of January 17, 1997, received a dividend in the form of preferred share purchase rights (the "Rights"). The Rights permit the holder to purchase one one-hundredth of a share (a unit) of Series A preferred stock at an initial exercise price of $41.50 per share under certain circumstances. The purchase price, the number of units of preferred stock and the type of securities issuable upon exercise of the Rights are subject to adjustment. The Rights expire on January 2, 2007 unless earlier redeemed or exchanged. Until a Right is exercised, the holder thereof has no rights as a stockholder of Patterson, including the right to vote or receive dividends. The Rights become exercisable on the earlier to occur of (i) the acquisition by a person or group of affiliated or associated persons of 15% or more of the outstanding shares of common stock, or (ii) 10 days following the commencement of or announcement of an intention to acquire 15% or more of the outstanding shares of common stock through a tender offer or exchange offer.

OTHER PROVISIONS HAVING POSSIBLE ANTI-TAKEOVER EFFECT

         Delaware, like many other states, permits a corporation to adopt a number of measures through amendment of the corporate charter or bylaws or otherwise, which, along with certain provisions of the Delaware General Corporation Law (the "DGCL"), may have the effect of delaying or deterring any unsolicited takeover attempts notwithstanding that a majority of the stockholders might benefit from such a takeover or attempt. Section 203 of the DGCL, which applies to Patterson since the common stock is traded on the Nasdaq National Market, restricts certain "business combinations" with an "interested stockholder" for three years following the date such person becomes an interested stockholder, unless the Board of Directors approves the business combination. "Business combinations" is defined to include mergers, sale of assets and other similar transactions with an "interested stockholder." An "interested stockholder" is defined as a person who, together with affiliates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock. By delaying or deterring unsolicited takeover attempts, these provisions could adversely affect prevailing market prices for Patterson's common stock.

         Patterson's Restated Certificate of Incorporation, as amended, and Bylaws contain certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. The following paragraphs set forth a summary of these provisions:

         Special Meetings of Stockholders. The Restated Certificate of Incorporation, as amended, provides that special meetings of stockholders may be called only by our Board (or a majority of the members thereof), the Chief Executive Officer, the President or the holders of a majority of the outstanding stock entitled to vote at such special meeting. This provision will make it more difficult for stockholders to call a special meeting.

         No Stockholder Action by Written Consent. The Restated Certificate of Incorporation, as amended, provides that stockholder action may be taken only at annual or special meetings and not by written consent of the stockholders.

         Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of Patterson not less than 30 days nor more than 60 days prior to the meeting as originally scheduled; provided that in the event less than 40 days written notice is given to stockholders, notice by the stockholder to be made timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed. The Bylaws also specify certain requirements for a stockholders notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual meeting or from making nominations for directors at an annual meeting.

         Authorized Class of Preferred Stock. See "Description of Capital Stock" for information concerning Patterson's capital stock.

                              PLAN OF DISTRIBUTION

         The distribution of the shares by the selling stockholders may be effected from time to time in one or more transactions (which may involve block transactions) on the Nasdaq National Market or otherwise, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling their shares to or through broker dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders or purchasers of the shares for whom they may act as agent (which compensation may be in excess of customary commissions). Such brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any commissions received by them may be deemed to be underwriting compensation.

         In accordance with applicable rules and regulations promulgated under the Exchange Act, any person engaged in the distribution of any of the selling stockholders' shares may not simultaneously engage in market activities with respect to any of the common stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders may be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling stockholders.

         Patterson and the selling stockholders have agreed to indemnify each other against certain liabilities, including liabilities, under the Securities Act.

                                  LEGAL MATTERS

         The validity of the shares offered hereby will be passed upon for Patterson by Baker & Hostetler LLP, Denver, Colorado. A member of that firm owns 8,200 shares of Patterson's common stock.

                                     EXPERTS

         The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The estimated reserve evaluations and related calculations of Mr. Brian Wallace, P.E., Dallas, Texas, an independent petroleum engineer, incorporated in this Prospectus by reference from Patterson's

Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance upon the authority of Mr. Wallace as an expert in petroleum engineering.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:


    Judiciary Plaza, Room 10024                      Seven World Trade Center
    450 Fifth Street, N.W.                           Suite 1300
    Washington, D.C.  20549                          New York, New York  10048

                                Citicorp Center
                            500 West Madison Street
                                   Suite 1400
                            Chicago, Illinois 60661

         You can also obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 10024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

         The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like Patterson, that file electronically with the SEC. The address of that site is http://www.sec.gov.

         You can also inspect reports, proxy statements and other information about us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         We have filed with the SEC a registration statement on Form S-3 that registers the Securities we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our Securities. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.